Filed by AMCI Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AMCI Acquisition Corp. II

Commission File No. 001-40282

Date: March 8, 2022

WSJ News Exclusive | IPOs

Carbon-Transformation Startup LanzaTech is Going Public in $2.2 Billion SPAC Deal

Company traps waste gas, uses bacteria to turn it into sustainable chemicals and products for customers including Unilever and Coty

By Amrith Ramkumar

March 8, 2022 7:00 am ET

LanzaTech NZ Inc. is merging with a special-purpose acquisition company to go public in a deal that values the carbon-capture and transformation company at about $2.2 billion, company officials said.

Chicago-based LanzaTech traps carbon that would be emitted during industrial processes and uses bacteria to convert the waste gas into sustainable chemicals such as ethanol. Companies such as Chinese steelmaker Shougang Group Co. add LanzaTech’s technology into their manufacturing process, while buyers of the resulting end products include consumer-products maker Unilever UL -3.94% PLC and beauty company Coty Inc. COTY -9.48%

LanzaTech is merging with the SPAC AMCI Acquisition Corp. II, a blank-check firm focused on the energy transition, in a deal that is set to be unveiled Tuesday.

Founded in 2005, LanzaTech is one of many companies developing solutions to decarbonize high-emitting industries through carbon capture and reuse. Climate analysts say such technologies are vital for many large firms to shrink their environmental footprints and meet their climate objectives. Skeptics of these nascent processes argue that biofuel and sustainable chemicals are too costly.

The cash raised from the SPAC deal will help increase adoption of LanzaTech’s process and bring down costs, CEO Jennifer Holmgren told The Wall Street Journal.

“There’s so much demand and a realization that to get down the cost curve, people need to help companies like ours and pay a little more at the beginning,” she said. The company has two projects commercially operating and seven more under construction. It also counts steelmaker ArcelorMittal SA and chemical company BASF SE among the investors and customers hoping to use its process to limit emissions.

LanzaTech joins many other climate startups in using SPAC mergers to go public. Such deals have become popular alternatives to traditional initial public offerings in the past two years, in part because companies can make projections that aren’t allowed in IPOs.

A SPAC is a shell company that raises money, then lists on a stock exchange with the sole purpose of merging with a private firm to take it public. After the private company discloses financial and ownership information and regulators approve the deal, it replaces the SPAC on the stock market.

Private companies are flooding to special-purpose acquisition companies, or SPACs, to bypass the traditional IPO process and gain a public listing. WSJ explains why some critics say investing in these so-called blank-check companies isn’t worth the risk.

The pace of SPAC deal-making has slowed dramatically to start the year, with shares of many companies falling and some firms that went public via SPACs missing the business targets they made just months earlier. Market volatility caused by Russia’s invasion of Ukraine, expected interest-rate increases and supply-chain disruptions have also chilled capital markets.

As part of its merger, LanzaTech is expected to raise a $125 million private investment in public equity, or PIPE, from investors including ArcelorMittal, BASF and Khosla Ventures.

That money and the $150 million the AMCI SPAC raised in August could be used to expand the business, though SPAC investors can withdraw their money before deals go through. Low share prices incentivize withdrawals, which have become more common lately and make it harder for mergers to be completed. The SPAC is backed by the investment firm AMCI Group. One of its previous blank-check firms took public hydrogen fuel-cell firm Advent Technologies Holdings Inc.

LanzaTech in 2020 spun off LanzaJet Inc., a producer of sustainable aviation fuel that counts Microsoft Corp.’s Climate Innovation Fund and Shell PLC among its backers. LanzaJet brought in former United Airlines Inc. executive Jimmy Samartzis as CEO and made LanzaTech’s Ms. Holmgren chair of its board of directors.

----

Important Information About the Business Combination and Where to Find It

The proposed business combination (the “Business Combination”) between AMCI and LanzaTech NZ, Inc. (“LanzaTech”) will be submitted to stockholders of AMCI for their consideration. AMCI intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC that will include both a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI’s stockholders in connection with AMCI’s solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC because these documents will contain important information about AMCI, LanzaTech and the Business Combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary and definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this press release under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in AMCI’s final prospectus relating to its initial public offering filed with the SEC on August 4, 2021 (the “AMCI IPO Prospectus”). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s or LanzaTech’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, factors relating to the Business Combination, including the parties’ ability to meet the closing conditions of the Business Combination, the uncertainty of the projected financial information with respect to LanzaTech; the level of AMCI stockholder redemptions, if any, the ability to realize the benefits expected from the Business Combination; and the ability to list and maintain such listing of the combined company’s securities following the Business Combination; factors relating to the business, operations and financial performance of LanzaTech, including with respect to LanzaTech’s development activities, industry partnerships and intellectual property rights; and other factors, such as market opportunities for the combined company, AMCI’s or the combined company’s ability to raise financing in the future and the impacts of COVID-19 on the combined company’s business; and those factors discussed under the heading “Risk Factors” in the AMCI IPO Prospectus, AMCI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, and other documents of AMCI filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on the businesses of AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI or LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.